May 6, 2010

Filed via EDGAR
Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	IEH Corp. File No.: 000-05278
Form 10-K and Amendment No. 1 to Form 10-K for
the fiscal year ended March 27, 2009
Filed July 10, 2009 and August 6, 2009
Forms 10-Q for the quarterly periods ended June 26,
September 25 and December 25, 2009

Dear Mr. James and Ms. Tillan:

We are responding to your comments in your letter of inquiry dated March 5, 2010 to IEH Corporation (the “Company”) as set forth below. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter.

The Company’s responses are as follows:

Form 10-K for the Fiscal Year Ended March 27, 2009
Controls and Procedures, page 20

1.            You disclose that you carried out an evaluation of the effectiveness of your disclosure controls and procedures “within 90 days of the filing” of your Form 10-K. Please note that Rule 13a-15(b) of the Exchange Act requires your management to evaluate, with the participation of your principal executive and principal financial officers, the effectiveness of your disclosure controls and procedures, as of the end of the period covered by the report.  Please, amend the filing to disclose the appropriate conclusion as required by Item 307 of Regulation S-K – i.e., remove the reference to “within 90 days of the filing.”

Response

In accordance with Comment 1 of the Staff’s March 5, 2010 letter, the Company has revised and amended the first paragraph under Item 9A – Controls and Procedures – Evaluation of Disclosure Controls and Procedures to delete in the first paragraph thereunder the reference to “within 90 days of the filing.”  These changes are being filed simultaneously with this response as part of the Company’s Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 27, 2009.

2.            We note your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures.  While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word “effective” in your conclusion must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.  Alternatively, you may remove that definition.

Response

In accordance with Comment 2 of the Staff’s March 5, 2010 letter, the Company has revised and amended the first paragraph under Item 9A – Controls and Procedures – Evaluation of Disclosure Controls and Procedures to make the definition of disclosure controls and procedures included therein consistent with, and without any modification to, the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.  These changes will be filed as part of the Company’s Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 27, 2009 upon approval of such changes by the Staff of the Securities and Exchange Commission (the “Commission”).

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 27, 2009
Exhibit 31.1 and 31.2

3.            We note that paragraph four of the certification required by Exchange Act Rule 13a-14(a) omits the introductory language in paragraph 4 referring to internal control over financial reporting.  Please file an amendment to the Form 10-K with a new, corrected certification.  Please similarly amend your June 26, September 25 and December 25, 2009 Form 10-Q.

Response

In accordance with Comment 3 of the Staff’s March 5, 2010 letter, the Company has revised the Principal Executive Officer and Principal Financial Officer certifications filed as Exhibits 31.1 and 31.2 to the Company’s Form 10-K and Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 27, 2009. These revisions will be filed as part of the Company’s Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 27, 2009.

The Company has also revised the Principal Executive Officer and Principal Financial Officer certifications filed as Exhibits 31.1 and 31.2 to the Company’s Form 10-Q for each of the quarterly periods ended June 26, 2009, September 25, 2009 and December 25, 2009, respectively.  These changes will be filed as part of the Company’s Amendment No. 1 to Form 10-Q for each of the quarterly periods ended June 26, 2009, September 25, 2009 and December 25, 2009, respectively.

4.             We also note the following in the certifications requires by Exchange Act Rule 13a-14(a):

(a)           In Paragraph 4, the word “Exchange” was replaced with the word “1934.”  The Exchange Act rule references of 13a-15(e) and 15d-15(e) were replaced with 13a-14 and 15d-14 and the word “we” was added towards the end of the paragraph;

(b)           In Paragraph 4(a), the phrase “including its consolidated subsidiaries” was removed and the word “entities” was replaced with “Company;”

(c)           In Paragraph 4(b) you replaced the word “purposes” with “purposed;”

(d)           In Paragraphs 1, 2, 3, 4 and 5, punctuation was revised and the word “and” was added in paragraphs 4(a), 4(b) and 5 and removed in paragraph 4(d);

(e)           In Paragraphs 5.5(a) and 5(b), a “s”  was added to the end of the word “control” and in paragraph 5 an “s” was removed from the end of the word “functions;”

(f)           In Paragraph 5(a), the words “and material weaknesses” were removed, the words “are reasonably likely to” were replaced with “could.”  The word “information” was replaced with “data” and the words “and have identified for the registrant’s auditors any material weaknesses in internal controls” was added; and

(g)           In Paragraph 5(a) and ((b), the words “over financial reporting” were removed.

In future filings, including any amendments, please revise the certification so that it is consistent with the language in Item 601(b)(31)(i) of Regulation S-K.

Response

In accordance with Comment 4 of the Company’s March 5, 2010 letter, the Company has revised the Principal Executive Officer and Principal Financial Officer certifications filed as Exhibits 31.1 and 31.2 to the Company’s Form 10-K and Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 27, 2009. These revisions will be filed as part of the Company’s Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 27, 2009.

The Company has also revised the Principal Executive Officer and Principal Financial Officer certifications filed as Exhibits 31.1 and 31.2 to the Company’s Form 10-Q for each of the quarterly periods ended June 26, 2009, September 25, 2009 and December 25, 2009, respectively.  These changes will be filed as part of the Company’s Amendment No. 1 to Form 10-Q for each of the quarterly periods ended June 26, 2009, September 25, 2009 and December 25, 2009, respectively.

The Company will also include in all future filings certifications that are consistent with the language in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 25, 2009
Financial Statements, page 2
Balance Sheets, page 4 and Note 6.  Accounts Receivable Financing, page 16

5.            Please tell us why you reflect a net debit balance of $157,544 within your current liabilities related in the overpayment of your accounts receivable financing.  Explain the basis for your classification and why the amount was not classified as an asset.  Please describe to us the circumstances that resulted in you overpaying this account.

Response

A debit balance of $157,544 was reported on the Balance Sheets as of December 25, 2009 and March 27, 2009 as an overpayment and an adjustment to liabilities under the heading “Liabilities and Stockholders’ Equity – Current Liabilities – Accounts Receivable Financing.”  The rationale for reporting this amount in the “Current Liabilities” section of the Balance Sheets was to maintain comparative consistency in financial reporting.  As this overpayment was considered to be a temporary event, it was not reclassified as a current asset as the Company intended and did apply this overpayment to future borrowings.

We wish to advise the Staff that, upon further review, the Company has reclassified this overpayment as an asset and has amended the Balance Sheets as of December 25, 2009 and March 27, 2009 to add to “Current Assets” a new heading entitled “Overpayments to accounts receivable factor” and stated that such amount is $157,544 at December 25, 2009 and $0 at March 27, 2009.  The Company has also cross referenced this heading to Note 6 on the accompanying Notes to Financial Statements.  The Company has also made corresponding adjustments to: (i) “Total Current Assets” from $4,988,011 to $5,145,555; and (ii) “Total Assets” from $6,230,973 to $6,388,517.

The Company has further amended under “Current Liabilities” of the Liabilities and Stockholders’ Equity section of the Balance Sheets the amount of “Accounts receivable financing” by deleting $(157,544) and inserting $0 at December 25, 2009.  The amount at March 27, 2009 remains unchanged.  The Company has also made corresponding adjustments to: (i) “Total Current Liabilities” from $1,298,110 to $1,455,654; (ii) “Total Liabilities” from $1,350,485 to $1,508,029; and (iii) “Total Liabilities and Stockholders’ Equity” from $6,230,973 to $6,388,517.

Note 6 to the accompanying Notes to Financial Statements has been amended to add a sentence as follows: “These excess repayments which were previously reported as an adjustment to current liabilities on the Balance Sheets have now been reclassified as a Current Asset in the amount of $157,544 under “Overpayments to accounts receivable factor.”

The Company will amend Form 10-Q for the quarter ending December 25, 2009 to reflect the foregoing changes.

General

The Company acknowledges that:

A.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

B.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

C.           The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

We are also attaching marked copies of the proposed amendments to facilitate the Staff’s review of these proposed changes. These amendments will be filed individually via EDGAR upon approval of such changes by the Staff of the Commission.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments, please do not hesitate to contact the undersigned at IEH Corporation, 140 58th Street, Suite 8E, Brooklyn, New York 11220, telephone number – 718-492-4440.

Respectfully yours,

IEH Corporation

By:	/s/ Robert Knoth
Robert Knoth
Chief Financial Officer

Enclosures:
Appendix 1 - Amendment No. 2 to Form 10-K for the Fiscal Year Ended March 27, 2009
Appendix 2 - Amendment No. 1 to Form 10-Q for the Quarter Ended June 26, 2009
Appendix 3 - Amendment No. 1 to Form 10-Q for the Quarter Ended September 25, 2009
Appendix 4 - Amendment No. 1 to Form 10-Q for the Quarter Ended December 25, 2009

APPENDIX 1

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K
Amendment No. 2

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 27, 2009.
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ______ to _____.
Commission File Number   0-5278
 IEH CORPORATION
(Name of Small Business Issuer in Its Charter)

NEW YORK	13-5549348
(State or Other Jurisdiction of	(I.R.S. Employer Identification No.)
In Company)

140 58th Street, Suite 8E
Brooklyn, NY 11220	(718) 492-9673
(Address of Principal Executive Offices)	(Issuer’s Telephone Number,
Including Area Code)

Securities registered under Section 12(b) of the Exchange Act: NONE

Securities registered under Section 12(g) of the Act: Common Stock, $.01 Par Value Per Share

Indicate by check mark if Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act.  Yes☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,”  “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(do not check if a smaller reporting company)

Indicate by check mark if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form and no disclosure will be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter (September 26, 2008): $3,924,900.60.

Indicate the number of shares outstanding of each of the Registrant’s classes of common stock, as of the latest practicable date: On July 10, 2009, the Registrant had 2,303,468 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (e) under the Securities Act of 1933.

None

EXPLANATORY NOTE

We are filing this Amendment No. 2 (“Amendment No. 2”) to our Annual Report on Form 10-K for the fiscal year ended March 27, 2009 (“Original Form 10-K”), as filed with the Securities and Exchange Commission (“Commission”) on July 10, 2009, as amended by Amendment No. 1 to the Original Form 10-K on August 9, 2009 (“Amendment No. 1” and together with the Original Form 10-K, the “Form 10-K”) in order to (i) amend Item 9A - Controls and Procedures, and (ii) revise Principal Executive Officer and Principal Financial Officer certifications originally filed as Exhibits 31.1 and 31.2 pursuant to the requirements of Item 601(b)(31) of Regulation S-K.

The foregoing changes have no effect on and will not result in any changes to the Company’s audited financial statements or the Notes to the Financial Statements thereto for the year ended March 27, 2009 previously reported in the Original Form 10K.

This Amendment No. 2 is limited in scope to the items identified above and should be read in conjunction with the Original Form 10-K and our other filings with the Commission.

This Amendment No. 2 does not reflect events occurring after the filing of the Original Form 10-K or modify or update those disclosures affected by subsequent events. Consequently, all other information is unchanged and reflects the disclosures made at the time of the filing of the Original Form 10-K. With this Amendment No. 2, the Principal Executive Officer and Principal Financial Officer of the Company have reissued their certifications, as amended pursuant to comments by the Staff of the Commission, and as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which are included in Part IV, Item 15. Exhibits, Financial Statement Schedules, furnished herewith.

IEH CORPORATION

References in this Annual Report to, the terms “Company”, “IEH”, “we”, “us” and “our” refer to IEH Corporation, unless otherwise stated or the context clearly indicates otherwise.

Item 9A. Controls and Procedures

Evaluations of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the year to ensure that information we are required to disclose in the reports that we file and submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely discussions regarding disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon assessment, our management concluded that our internal control over financial reporting is effective as of March 27, 2009.

Management’s Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed by, or under the supervision of our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  IEH CORPORATION

PART II
Item 9A. Controls and Procedures (continued)

Management’s Report on Internal Control over Financial Reporting (continued)

(ii)         provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)         provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 27, 2009. In making this evaluation, management used the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control—Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of March 27, 2009.

This report does not include an attestation report of our independent registered public accounting firm regarding our internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There was no change in our system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during our fiscal year ended March 27, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

We do not expect that internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within its company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with

IEH CORPORATION

PART II

Item 9A. Controls and Procedures (continued)

Management’s Report on Internal over Financial Controls (continued)

policies or procedures. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Other Information Related to Internal Controls

Historically, the Company has relied upon the entire Board of Directors in appointing the Company’s independent auditors and reviewing the financial condition and statements of the Company.  Given the relatively small size of the Company’s operations and revenues, the Board has not believed that appointing an independent committee was a necessity.

Additionally, in response to the passage of the Sarbanes-Oxley Act of 2002, our Board of Directors and management have adopted a Code of Ethics and have instituted a periodic review by members of our management team to assist and guide the disclosure process. The Board has also determined to periodically review and develop policies and procedures to enhance our disclosure controls and procedures as well as with reviewing

PART IV

Item 15.	Exhibits
Exhibits filed with Form 10-K:

31.1 Certifications of Chief Executive Officer pursuant to Section 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certifications of Chief Accounting Officer pursuant to Section 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certifications by Chief Executive Officer and Chief Financial Officer, pursuant to 17 CFR 240.13a-14(b) or 17 CFR 240.15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

IEH CORPORATION

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IEH CORPORATION

By:	/s/ Michael Offerman
Michael Offerman
President and Chief Executive Officer

Dated:    May 6, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Michael Offerman	May 6, 2010
Michael Offerman, Chairman of the
Board, Chief Executive Officer and President

/s/ Robert Knoth	May 6, 2010
Robert Knoth, Secretary and
Treasurer; Chief Financial Officer,
Controller and Principal Accounting Officer

/s/ Murray Sennet	May 6, 2010
Murray Sennet, Director

/s/ Alan Gottlieb	May 6, 2010
Alan Gottlieb, Director

/s/ Gerald E. Chafetz	May 6, 2010
Gerald E. Chafetz

Exhibit 31.1
CERTIFICATIONS

I, Michael Offerman, certify that:

1.	I have reviewed this report on Amendment No. 2 to Form 10-K of IEH Corporation for the year ended March 27, 2009.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  May 6, 2010

/s/ Michael Offerman
Michael Offerman
President and Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2
CERTIFICATIONS

I, Robert Knoth, certify that:

1.	I have reviewed this report on Amendment No. 2 to Form 10-K of IEH Corporation for the year ended March 27, 2009.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  May 6, 2010

/s/ Robert Knoth
Robert Knoth
Chief Financial Officer and Controller (Principal Accounting Officer)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2002

In connection with this Amendment No. 2 to the Annual Report of IEH Corporation (the “Company”) on Form 10-K for the year ending March 27, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, being, Michael Offerman, President and Chief Executive Officer (Principal Executive Officer), and Robert Knoth, Chief Financial Officer (Principal Accounting Officer), of the Company, respectfully certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of the Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  May 6, 2010

/s/ Michael Offerman	/s/ Robert Knoth
Michael Offerman	Robert Knoth
President and Chief Executive Officer	Chief Financial Officer
(Principal Executive Officer)	(Principal Accounting Officer)

This Certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed “filed” by the Company for purposes of Section 18 of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of the Report, irrespective of any general incorporation language contained in such filing. A signed original of the written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

APPENDIX 2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

FORM 10-Q
Amendment No. 1

☑           QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 26, 2009

☐           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to _______________

Commission File No. 0-5278

IEH CORPORATION
(Exact name of registrant as specified in its charter)

New York	13-5549348
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

140 58th Street, Suite 8E, Brooklyn, New York 11220
(Address of principal executive office)

Registrant's telephone number, including area code: (718) 492-4440

____________________________________________
Former name, former address and former fiscal year,
if changed since last report.

Check whether the Issuer: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      ☑                                      No     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  YES  ☐ NO  ☑

2,303,468 shares of Common Shares, par value $.01 per share, were outstanding as of June 26, 2009.

IEH CORPORATION

EXPLANATORY NOTE

We are filing this Amendment No. 1 (“Amendment No. 1”) to our Quarterly Report on Form 10-Q for the quarter ended June 26, 2009 (“Original Form 10-Q”), as filed with the Securities and Exchange Commission (“Commission”) on August 10, 2009, in order to revise Principal Executive Officer and Principal Financial Officer certifications originally filed as Exhibits 31.1 and 31.2 pursuant to the requirements of Item 601(b)(31) of Regulation S-K.

This Amendment No. 1 is limited in scope to the items identified above and should be read in conjunction with the Original Form 10-Q and our other filings with the Commission.

This Amendment No. 1 does not reflect events occurring after the filing of the Original Form 10-Q or modify or update those disclosures affected by subsequent events. Consequently, all other information is unchanged and reflects the disclosures made at the time of the filing of the Original Form 10-Q. With this Amendment No. 1, the Principal Executive Officer and Principal Financial Officer of the Company have reissued their certifications, as amended pursuant to comments by the Staff of the Commission, and required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which are included in Item 6. Exhibits furnished herewith.

IEH CORPORATION

IEH CORPORATION

PART II - OTHER INFORMATION

ITEM 6.                EXHIBITS.

(a) Exhibits

Exhibit 31.1          Certification Pursuant to Section 302 of the Sarbanes Oxley Act

Exhibit 31.2          Certification Pursuant to Section 302 of the Sarbanes Oxley Act

Exhibit 32.1           Certification Pursuant to Section 906 of the Sarbanes Oxley Act

(b) Reports on Form 8-K during Quarter

None

SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant has duly caused this Report on Form 10-Q to be signed on its behalf by the undersigned, thereunto duly authorized.

IEH CORPORATION
(Registrant)

May 6, 2010	/s/ Michael Offerman
Michael Offerman
President (Principal Executive Officer)

May 6, 2010	/s/ Robert Knoth
Robert Knoth
Chief Financial Officer (Principal Accounting Officer)

Exhibit 31.1

CERTIFICATION

I, Michael Offerman, certify that:

1.       I have reviewed this report on Amendment No. 1 to Form 10-Q for the quarter ended June 27, 2009 of IEH Corporation.

2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

d)       Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.       The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)       Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 6, 2010

/s/ Michael Offerman
Michael Offerman
President (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Robert Knoth, certify that:

1.       I have reviewed this report on Amendment No. 1 to Form 10-Q for the quarter ended June 27, 2009 of IEH Corporation.

2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

d)  Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.       The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 6, 2010

/s/ Robert Knoth
Robert Knoth
Chief Financial Officer (Principal Accounting Officer)

Exhibit 32.1

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2004

In connection with this Amendment No. 1 to the Quarterly Report of IEH Corporation (the “Company”) on Form 10-Q for the quarter ending June 26, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of Michael Offerman, President of the Company, and Robert Knoth, Chief Financial Officer of the Company, respectfully certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2004, that:

The Report fully complies with the requirements of the Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Michael Offerman
Michael Offerman
President (Principal Executive Officer)

/s/ Robert Knoth
Robert Knoth
Chief Financial Officer (Principal Accounting Officer)

Date: May 6, 2010

This Certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed “filed” by the Company for purposes of Section 18 of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Report, irrespective of any general incorporation language contained in such filing. A signed original of this written statement required by Section 906 has been provided to IEH Corporation  and will be retained by IEH Corporation. and furnished to the Securities and Exchange Commission or its staff upon request.

APPENDIX 3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

FORM 10-Q
Amendment No. 1

☑           QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 25, 2009

☐           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to _______________

Commission File No. 0-5278

IEH CORPORATION
(Exact name of registrant as specified in its charter)

New York	13-5549348
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

140 58th Street, Suite 8E, Brooklyn, New York 11220
(Address of principal executive office)

Registrant's telephone number, including area code: (718) 492-4440

____________________________________________
Former name, former address and former fiscal year,
if changed since last report.

Check whether the Issuer: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      ☑                                                    No     ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  YES  ☐ NO  ☑

2,303,468 shares of Common Shares, par value $.01 per share, were outstanding as of June 26, 2009.

IEH CORPORATION

EXPLANATORY NOTE

We are filing this Amendment No. 1 (“Amendment No. 1”) to our Quarterly Report on Form 10-Q for the quarter ended September 25, 2009 (“Original Form 10-Q”), as filed with the Securities and Exchange Commission (“Commission”) on November 9, 2009, in order to revise Principal Executive Officer and Principal Financial Officer certifications originally filed as Exhibits 31.1 and 31.2 pursuant to the requirements of Item 601(b)(31) of Regulation S-K.

This Amendment No. 1 is limited in scope to the items identified above and should be read in conjunction with the Original Form 10-Q and our other filings with the Commission.

This Amendment No. 1 does not reflect events occurring after the filing of the Original Form 10-Q or modify or update those disclosures affected by subsequent events. Consequently, all other information is unchanged and reflects the disclosures made at the time of the filing of the Original Form 10-Q. With this Amendment No. 1, the Principal Executive Officer and Principal Financial Officer of the Company have reissued their certifications, as amended pursuant to comments by the Staff of the Commission, and required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which are included in Item 6. Exhibits furnished herewith.

IEH CORPORATION

CONTENTS

		Page
		Number

PART II –	OTHER INFORMATION	2

ITEM 6 –	EXHIBITS	2

SIGNATURES		2

EXHIBITS

Exhibit 31.1	Certification Pursuant to Section 302 of the Sarbanes Oxley Act	3

Exhibit 31.2	Certification Pursuant to Section 302 of the Sarbanes Oxley Act	4

Exhibit 32.1	Certifications Pursuant to Section 906 of the Sarbanes Oxley Act	5

IEH CORPORATION

PART II - OTHER INFORMATION

ITEM 6.                EXHIBITS.

(a) Exhibits

Exhibit 31.1          Certification Pursuant to Section 302 of the Sarbanes Oxley Act

Exhibit 31.2          Certification Pursuant to Section 302 of the Sarbanes Oxley Act

Exhibit 32.1          Certifications Pursuant to Section 906 of the Sarbanes Oxley Act

(b) Reports on Form 8-K during Quarter

None

SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant has duly caused this Report on Form 10-Q to be signed on its behalf by the undersigned, thereunto duly authorized.

IEH CORPORATION
(Registrant)

May 6, 2010	/s/ Michael Offerman
Michael Offerman
President (Principal Executive Officer)

May 6, 2010	/s/ Robert Knoth
Robert Knoth
Chief Financial Officer (Principal Accounting Officer)

Exhibit 31.1

CERTIFICATION

I, Michael Offerman, certify that:

1.       I have reviewed this report on Amendment No. 1 to Form 10-Q for the quarter ended September 25, 2009 of IEH Corporation.

2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

d)       Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.       The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)       Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 6, 2010

/s/ Michael Offerman
Michael Offerman
President (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Robert Knoth, certify that:

1.       I have reviewed this report on Amendment No. 1 to Form 10-Q for the quarter ended September 25, 2009 of IEH Corporation.

2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

d)  Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.       The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 6, 2010

/s/ Robert Knoth
Robert Knoth
Chief Financial Officer (Principal Accounting Officer)

Exhibit 32.1

CERTIFICATIONS PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2004

In connection with this Amendment No. 1 to the Quarterly Report of IEH Corporation (the “Company”) on Form 10-Q for the quarter ending September 25, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of Michael Offerman, President of the Company, and Robert Knoth, Chief Financial Officer of the Company, respectfully certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2004, that:

The Report fully complies with the requirements of the Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Michael Offerman
Michael Offerman
President (Principal Executive Officer)

/s/ Robert Knoth
Robert Knoth
Chief Financial Officer (Principal Accounting Officer)

Date: May 6, 2010

This Certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed “filed” by the Company for purposes of Section 18 of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Report, irrespective of any general incorporation language contained in such filing. A signed original of this written statement required by Section 906 has been provided to IEH Corporation and will be retained by IEH Corporation. and furnished to the Securities and Exchange Commission or its staff upon request.

APPENDIX 4

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

FORM 10-Q
Amendment No. 1

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 25, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to _______________

Commission File No. 0-5278

IEH CORPORATION
(Exact name of registrant as specified in its charter)

New York	13-5549348
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

140 58th Street, Suite 8E, Brooklyn, New York 11220
(Address of principal executive office)

Registrant's telephone number, including area code: (718) 492-4440

____________________________________________
Former name, former address and former fiscal year,
if changed since last report.

Check whether the Issuer: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☑  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  YES  ☐  NO  ☑

2,303,468 shares of Common Shares, par value $.01 per share, were outstanding as of December 25, 2009.

EXPLANATORY NOTE

We are filing this Amendment No. 1 (“Amendment No. 1”) to our Quarterly Report on Form 10-Q for the quarter ended December 25, 2009 (“Original Form 10-Q”), as filed with the Securities and Exchange Commission (“Commission”) on February 16, 2010, in order to (i)  revise, in Part I – Item 1 – Financial Statements, the Balance Sheets as of December 25, 2009 and March 27, 2009, Statement of Cash Flows, Notes to Financial Statements and Management’s Discussion and Analysis to reflect the reclassification of an overpayment of $157,544 to the Company’s accounts receivable factor as a current asset instead of an adjustment to current liabilities, and the related increase in Total Current Assets, Total Assets, Total Current Liabilities, Total Liabilities and Total Liabilities and Stockholders’ Equity, and (ii) revise the Principal Executive Officer and Principal Financial Officer certifications originally filed as Exhibits 31.1 and 31.2 pursuant to the requirements of Item 601(b)(31) of Regulation S-K.

This Amendment No. 1 is limited in scope to the items identified above and should be read in conjunction with the Original Form 10-Q and our other filings with the Commission.

This Amendment No. 1 does not reflect events occurring after the filing of the Original Form 10-Q or modify or update those disclosures affected by subsequent events. Consequently, all other information is unchanged and reflects the disclosures made at the time of the filing of the Original Form 10-Q. With this Amendment No. 1, the Principal Executive Officer and Principal Financial Officer of the Company have reissued their certifications, as amended pursuant to comments by the Staff of the SEC, and required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which are included in Item 6. Exhibits furnished herewith.

IEH CORPORATION

CONTENTS

		Page
		Number

PART I –	FINANCIAL INFORMATION

ITEM 1-	FINANCIAL STATEMENTS

	Balance Sheets as of December 25, 2009 (Unaudited) and March 27, 2009	3

	Statement of Operations (Unaudited) for the nine months and three months ended December 25, 2009 and December 26, 2008	5

	Statement of Cash Flows (Unaudited) for the nine months ended December 25, 2009 and December 26, 2008	6

	Notes to Financial Statements (Unaudited)	8

ITEM 2 –	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	20

ITEM 6 –	EXHIBITS	30

SIGNATURES		31

EXHIBITS

Exhibit 31.1	Certification Pursuant to Section 302 of the Sarbanes Oxley Act	32

Exhibit 31.2	Certification Pursuant to Section 302 of the Sarbanes Oxley Act	33

Exhibit 32.1	Certifications Pursuant to Section 906 of the Sarbanes Oxley Act	34

IEH CORPORATION

PART I: FINANCIAL INFORMATION

Item 1. Financial Statements

IEH CORPORATION

BALANCE SHEETS

As of December 25, 2009 and March 27, 2009

	Dec. 25,	March 27,
	2009	2009
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash	$538,932	$169,316
Accounts receivable, less allowances for doubtful accounts of $11,562 at December 25, 2009 and March 27, 2009	1,352,433	1,830,668
Overpayments to Accounts Receivable Factor (Note 6)	$157,544	$0
Inventories (Note 3)	2,592,400	2,248,140
Prepaid expenses and other current assets (Note 4)	504,246	25,920

Total Current Assets	5,145,555	4,274,044

PROPERTY, PLANT AND EQUIPMENT, less accumulated depreciation and amortization of $7,058,583 at December 25, 2009 and $6,927,669 at March 27, 2009 (Note 5)	1,217,943	1,183,427
	1,217,943	1,183,427

OTHER ASSETS:
Other assets	25,019	24,968
	25,019	24,968

Total Assets	$6,388,517	$5,482,439

The accompanying notes should be read in conjunction with the financial statements.

IEH CORPORATION

BALANCE SHEETS

As of December 25, 2009 and March 27, 2009

	Dec. 25,	March 27,
	2009	2009
	(Unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts receivable financing (Note 6)	$0	$454,723
Accrued corporate income taxes	593,400	257,294
Accounts payable	494,486	548,948
Workers compensation insurance assessments- current portion (Note 8)	20,268	20,268
Other current liabilities (Note 7)	347,500	277,739

Total Current Liabilities	1,455,654	1,558,972

LONG-TERM LIABILITIES:
Workers compensation insurance assessments- net of current portion (Note 8)	52,375	67,579
Total Long-Term Liabilities	52,375	67,579

Total Liabilities	1,508,029	1,626,551

STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value; 10,000,000 shares authorized; 2,303,468 shares issued and outstanding at December 25, 2009 and March 27, 2009	23,035	23,035
Capital in excess of par value	2,744,573	2,744,573
Retained earnings (Note 9)	2,112,880	1,088,280
Total Stockholders’ Equity	4,880,488	3,855,888

Total Liabilities and Stockholders’ Equity	$6,388,517	$5,482,439

The accompanying notes should be read in conjunction with the financial statements.

IEH CORPORATION

STATEMENT OF OPERATIONS
(Unaudited)

	Nine Months Ended		Three Months Ended
	Dec. 25,	Dec. 26,	Dec. 25,	Dec. 26,
	2009	2008	2009	2008

REVENUE, net sales	$8,951,957	$7,932,098	$3,087,233	$2,701,770

COSTS AND EXPENSES

Cost of products sold	5,848,266	5,390,593	1,978,079	1,778,843
Selling, general and administrative	1,318,628	1,145,487	475,092	400,193
Interest expense	36,404	52,643	10,229	14,157
Depreciation and amortization	130,914	135,040	42,600	44,880
	7,334,212	6,723,763	2,506,000	2,238,073

OPERATING INCOME	1,617,745	1,208,335	581,233	463,697

OTHER INCOME	255	546	133	270

INCOME BEFORE INCOME TAXES	1,618,000	1,208,881	581,366	463,967

PROVISION FOR INCOME TAXES	593,400	448,000	277,800	406,000

NET INCOME	$1,024,600	$760,881	$303,566	$57,967

BASIC AND DILUTED EARNINGS PER SHARE	$.45	$.33	$.13	$.03

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	2,303	2,303	2,303	2,303

The accompanying notes should be read in conjunction with the financial statements.

IEH CORPORATION

STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash
(Unaudited)

	Nine Months Ended
	Dec. 25,	Dec. 26,
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,024,600	$760,881

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	130,914	135,040

Changes in assets and liabilities:
(Increase) decrease in accounts receivable	478,235	(312,309)
(Increase) in inventories	(344,260)	(236,633)
(Increase) in prepaid expenses and other current assets	(478,326)	(54,119)
(Increase) in overpayment to accounts receivable factor	(157,544)	0
(Increase) in other assets	(51)	(125)
(Decrease) in accounts payable	(54,462)	(360,915)
Increase in other current liabilities	69,761	71,110
Increase in accrued corporate income taxes	336,106	375,131
Increase (decrease) in workers compensation assessment payable	(15,204)	94,605

Total adjustments	(34,831)	(288,215)

NET CASH PROVIDED BY OPERATING ACTIVITIES	989,769	472,666

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of fixed assets	(165,430)	(103,356)

NET CASH (USED) BY INVESTING ACTIVITIES	$(165,430)	$(103,356)

The accompanying notes should be read in conjunction with the financial statements.

IEH CORPORATION

STATEMENT OF CASH FLOWS (Continued)
Increase (Decrease) in Cash
(Unaudited)

	Nine Months Ended
	Dec. 25,	Dec. 26,
	2009	2008

CASH FLOWS FROM FINANCING ACTIVITIES:
(Reduction) in accounts receivable financing	$(454,723)	$(110,167)
(Repayment) of loan payable - officer	-	(17,000)

NET CASH (USED) BY FINANCING ACTIVITIES	(454,723)	(127,167)

INCREASE IN CASH	369,616	242,143

CASH, beginning of period	169,316	29,136

CASH, end of period	$538,932	$271,279

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the nine months for:

Interest	$34,147	$48,218

Income Taxes	$170,700	$51,954

The accompanying should be read in conjunction with the financial statements.

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 1-	INTERIM RESULTS AND BASIS OF PRESENTATION:

The accompanying unaudited financial statements as of December 25, 2009 and December 26, 2008 and for the nine months then ended have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position as of December 25, 2009 and December 26, 2008 and the results of operations for the nine months and three months then ended and cash flows for the nine months then ended. The financial data and other information disclosed in these notes to the interim financial statements related to these periods are unaudited. The results for the nine months ended December 25, 2009, are not necessarily indicative of the results to be expected for any subsequent quarter or the entire fiscal year. The balance sheet at March 27, 2009 has been derived from the audited financial statements at that date.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The Company believes, however, that the disclosures in this report are adequate to make the information presented not misleading in any material respect. The accompanying financial statements should be read in conjunction with the audited financial statements and notes thereto of IEH Corporation for the fiscal year ended March 27, 2009 included in the Company’s Annual Report on Form 10-K as filed with the SEC and the attached Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Note 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business:

The Company is engaged in the design, development, manufacture and distribution of high performance electronic printed circuit connectors and specialized interconnection devices.
Electronic connectors and interconnection devices are used in providing electrical connections between electronic component assemblies.  The Company develops and manufactures connectors, which are designed for a variety of high technology and high performance applications, and are primarily utilized by those users who require highly efficient and dense (the space between connection pins with the connector) electrical connections.

The Company is continuously redesigning and adapting its connectors to meet and keep pace with developments in the electronics industry and has, for example, developed connectors for use with flex-circuits now being used in aerospace programs, computers, air-borne communications systems, testing systems and other areas. The Company also services its connectors to meet specified product requirements.

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Accounting Period:

The Company maintains an accounting period based upon a 52-53 week year, which ends on the nearest Friday in business days to March 31.  The year ended March 27, 2009 was comprised of 52 weeks.

Revenue Recognition:

Revenues are recognized at the shipping date of the Company's products. The Company has historically adopted the shipping terms that title to merchandise passes to the customer at the shipping point (FOB Shipping Point). At this juncture, title has passed, the Company has recognized the sale, inventory has been relieved, and the customer has been invoiced. The Company does not offer any discounts, credits or other sales incentives.

The Company’s policy with respect to customer returns and allowances as well as product warranty is as follows:

The Company will accept a return of defective product within one year from shipment for repair or replacement at the Company’s option. If the product is repairable, the Company at its own cost, will repair and return it to the customer. If unrepairable, the Company will either offer an allowance against payment or will reimburse the customer for the total cost of product. The Company’s experience has been that a loss from returns is extremely remote. Accordingly, the Company’s management does not believe that an allowance for loss from returns is necessary.

Most of the Company’s products are custom ordered by customers for a specific use. The Company provides engineering services as part of the relationship with its customers in developing the custom product. The Company is not obligated to provide such engineering service to its customers. The Company does not invoice its customers separately for these services.

Inventories:

Inventories are stated at cost, on a first-in, first-out basis, which does not exceed market value.

The Company manufactures products pursuant to specific technical and contractual requirements. The Company historically purchases material in excess of its requirements to avail itself of favorable pricing as well as the possibility of receiving additional orders from customers. This excess may result in material not being used in subsequent periods, which may result in this material being deemed obsolete.

The Company annually reviews its purchase and usage activity of its inventory of parts as well as work in process and finished goods to determine which items of inventory have become obsolete within the framework of current and anticipated orders. The Company based upon historical experience has determined that if a part has not been used and purchased or an item of finished goods has not been sold in three years, it is deemed to be obsolete.

IEH CORPORATION
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Inventories (continued):

The Company estimates which materials may be obsolete and which products in work in process or finished goods may be sold at less than cost. A periodic adjustment, based upon historical experience is made to inventory in recognition of this impairment.

Concentration of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Under the provisions of the Emergency Stabilization Act of 2008 (“ES Act”), the Federal Deposit Insurance Corporation (“FDIC”) will insure interest bearing accounts at participating financial institutions up to $250,000 in the aggregate.  This insurance coverage limit was recently extended through December 31, 2013.

An additional provision of the ES Act provided for the FDIC to establish the Transaction Account Guarantee Program (“TAGP”).  Under TAGP all non-interest bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account.  Coverage under TAGP is in addition to and separate from the coverage available under the FDIC’s general deposit insurance rules.  This insurance coverage is scheduled to end on December 31, 2009, whereupon, coverage will be limited to $250,000 in the aggregate.

As of December 25, 2009, the Company had funds on deposit in the amount of $538,932 in one participating financial institution comprised of the following:

Non-interest bearing accounts	$328,054
Interest bearing account	210,878

$538,932

The Company has not experienced any losses in such accounts and believes its cash balances are not exposed to any significant risk.

Property, Plant and Equipment:

Property, plant and equipment is stated at cost less accumulated depreciation and amortization.  The Company provides for depreciation and amortization using the Double Declining Balance method over the estimated useful lives (5-7 years) of the related assets.

Maintenance and repair expenditures are charged to operations, and renewals and betterments are capitalized.  Items of property, plant and equipment, which are sold, retired or otherwise disposed of, are removed from the asset and accumulated depreciation or amortization accounts.  Any gain or loss thereon is either credited or charged to operations.

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Income Taxes:

The Company follows the policy of treating investment tax credits as a reduction in the provision for federal income tax in the year in which the credit arises or may be utilized.  Deferred income taxes arise from temporary differences resulting from different depreciation methods used for financial and income tax purposes.  The Company has adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, which includes the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

Net Income Per Share:

The Company has adopted the provisions of ASC Topic 260, Earnings per Share, which includes the provisions of SFAS No. 128, “Earnings Per Share”, which requires the disclosure of “basic” and “diluted” earnings (loss) per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during each period.  Diluted earnings per share is similar to basic earnings per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock or warrants, as if they had been issued.  For the nine months ended December 25, 2009 and December 26, 2008, respectively, there were no items of potential dilution that would impact on the computation of diluted earnings or loss per share.

Fair Value of Financial Instruments:

The carrying value of the Company’s financial instruments, consisting of accounts receivable, accounts payable, and borrowings, approximate their fair value due to the relatively short maturity (nine months) of these instruments.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual amounts could differ from those estimates.

Impairment of Long-Lived Assets:

The Company has adopted the provisions of ASC Topic, 360, Property, Plant and Equipment-Impairment or Disposal of Long-Lived Assets which includes the provisions of SFAS No. 144, “Accounting for The Impairment or Disposal of Long-Lived Assets”, which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company has adopted SFAS No. 144. There were no long-lived asset impairments recognized by the Company for the nine months ended December 25,

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Impairment of Long-Lived Assets (continued):

2009 and December 26, 2008, respectively.

Reporting Comprehensive Income:

The Company has adopted the provisions of ASC Topic, 220, Comprehensive Income which includes the provisions of SFAS No. 130, “Reporting Comprehensive Income”.  This Statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity’s financial statements.  This Statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of balance sheet. There were no material items of comprehensive income to report for the nine months ended December 25, 2009 and December 26, 2008, respectively.

Segment Information:

The Company has adopted the provisions of ASC Topic, 280, Segment Reporting which includes the provisions of SFAS No. 131, “Disclosures About Segment of An Enterprise and Related Information.” This Statement requires public enterprises to report financial and descriptive information about its reportable operating segments and establishes standards for related disclosures about product and services, geographic areas, and major customers.  The adoption of SFAS No. 131 did not affect the Company’s presentation of its results of operations or financial position.

Research and Development:

The Company provides personalized engineering services to its customers by designing connectors for specific customer applications.  The employment of electromechanical engineers is the anticipated cornerstone of the Company’s future growth.  The Company maintains a testing laboratory where its engineers experiment with new connector designs based on changes in technology and in an attempt to create innovative, more efficient connector designs.

The Company did not expend any funds on customer sponsored research and development during the nine months ended December 25, 2009 and December 26, 2008, respectively. In addition the Company did not receive any revenues related to customer sponsored research and development activities during the nine months ended December 25, 2009 and December 26, 2008, respectively.

Effect of New Accounting Pronouncements:

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Principles- a Replacement of FASB Statement No. 162 (“SFAS No. 168”). SFAS No. 168 establishes the ASC as the source of authoritative accounting

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Effect of New Accounting Pronouncements: (continued)

principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP.

Rules and interpretive releases of the SEC under the authority of Federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the ASC carries an equal level of authority.

The ASC superseded all existing non-SEC accounting and reporting standards. The FASB will not issue new standards in the form of any SFAS, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates (“ASU”) that will serve to update the ASC, provide background information about the guidance and provide the bases for conclusions on the change(s) in the ASC. The adoption of SFAS No. 168 did not have an impact upon the Company’s financial position, results of operations or cash flows.

In May 2009, the FASB issued guidance now codified as ASC Topic 855, “Subsequent Events”, which provides authoritative accounting literature related to evaluating subsequent events. ASC 855 is similar to current guidance with some exceptions that are not intended to result in significant change to current practice. ASC 855 defines subsequent events and also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The provisions of ASC 855 are effective for interim or annual financial periods ending after June 15, 2009. The Company has adopted the provisions of ASC 855 effective as of September 30, 2009 and its adoption did not have a material impact on the Company’s financial position, results of operations, cash flows or its required disclosures in its Form 10-Q. The Company has evaluated subsequent events through January 31, 2010.

In April 2009, the FASB issued FSP FAS No. 107-1 and Accounting Principles Board (“APB”) Opinion No. 28-1, Interim Disclosures about Fair Value of Financial Instruments”, which amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments and requires disclosures about the fair value of financial instruments for interim reporting periods as well as in annual financial statements. FSP FAS No. 107-1 and APB No. 28-1 also amend APB Opinion No. 28, Interim Financial Reporting, to require these disclosures in all interim financial statements. FSP FAS No. 107-1 and APB No. 28-1 are effective for interim reporting periods ending after June 15, 2009. The guidance of FSP FAS No. 107-1 and APB No. 28-1 is now included in ASC Topic 825, Financial Statements. The adoption of FSP FAS No. 107-1 and APB No. 28-1 did not have a material impact on the Company’s financial position, results of operations or cash flows.

The Company has adopted the provisions of ASC Topic, 740, Income Taxes which includes the provisions of Financial Accounting Standards Board Interpretation No.48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FASB Statement No.109, “Accounting for Income Taxes”.

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Effect of New Accounting Pronouncements: (continued)

FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement disclosures of tax positions taken or expected to be taken in an income tax filing. The evaluation of a tax position is a two step process. The first step requires an entity to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position.

The second step requires an entity to recognize in the financial statements each tax position that meets the more likely than not criteria, measured at the largest amount of benefit that has a greater than fifty percent likelihood of being recognized. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition.

The Company believes that, with its adoption of ASC Topic 740, the income tax positions taken by it did not have a material effect on the financial statements for the nine months ended December 25, 2009.

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements and Disclosures which includes the provisions of SFAS No. 157, “Fair Value Measurements”, which enhances existing guidance for measuring assets and liabilities using fair value. ASC Topic 820 and SFAS No. 157 provide a single definition of fair value, together with a framework for measuring it, and require additional disclosure about the use of fair value to measure assets and liabilities. The Company does not believe that ASC Topic 820 will have a material impact on its financial statements.

The Company has adopted the provisions of ASC Topic 825, Financial Instruments, which includes the provisions of SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities”, providing companies with an option to report selected financial assets and liabilities at fair value. The objective of ASC Topic 825 and SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. They also require entities to display the fair value of those assets and liabilities. The Company has chosen to use fair value on the face of the balance sheet. The Company does not believe that ASC Topic 825 will have a material impact on its financial statements.

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 3 -	INVENTORIES:

Inventories are stated at cost, on a first-in, first-out basis, which does not exceed market value.

The Company manufactures products pursuant to specific technical and contractual requirements. The Company historically purchases material in excess of its requirements to avail itself of favorable pricing as well as the possibility of receiving additional orders from customers. This excess may result in material not being used in subsequent periods, which may result in this material being deemed obsolete.

The Company annually reviews its purchase and usage activity of its inventory of parts as well as work in process and finished goods to determine which items of inventory have become obsolete within the framework of current and anticipated orders. The Company based upon historical experience has determined that if a part has not been used and purchased or an item of finished goods has not been sold in three years, it is deemed to be obsolete.

The Company estimates which materials may be obsolete and which products in work in process or finished goods may be sold at less than cost. A periodic adjustment, based upon historical experience is made to inventory in recognition of this impairment.

Inventories are comprised of the following:

	Dec. 25,	March 27,
	2009	2009

Raw materials	$1,210,254	$1,049,537
Work in progress	614,880	533,226
Finished goods	767,266	665,377
	$2,592,400	$2,248,140

Note 4 -	PREPAID EXPENSES AND OTHER CURRENT ASSETS:

Prepaid expenses and other current assets are comprised of the following:

	Dec. 25,	March 27,
	2009	2009

Prepaid insurance	$1,084	$13,649
Prepaid corporate taxes	503,162	7,681
Other current assets	-	4,590
	$504,246	$25,920

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 5 -	PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are comprised of the following:

	Dec. 25,	March 27,
	2009	2009

Computers	$240,765	$229,676
Leasehold improvements	588,685	585,831
Machinery and equipment	5,045,187	4,992,114
Tools and dies	2,238,404	2,139,990
Furniture and fixture	155,935	155,935
Website development cost	7,550	7,550

	8,276,526	8,111,096
Less: accumulated depreciation and amortization	(7,058,583)	(6,927,669)
	$1,217,943	$1,183,427

Note 6 -	ACCOUNTS RECEIVABLE FINANCING:

The Company entered into an accounts receivable financing agreement whereby it can borrow up to 80 percent of its eligible receivables (as defined in the agreement) at an interest rate of 2 ½ % above JP Morgan Chase’s publicly announced rate of 3.25% at December 25, 2009. However, the agreement does stipulate that the minimum interest rate is 12% per annum.  The agreement has an initial term of one year and will automatically renew for successive one-year terms, unless terminated by the Company or lender upon receiving 60 days prior notice.  The loan is secured by the Company’s accounts receivable and inventories. As of December 25, 2009, excess repayments by the Company resulted in an overpayment of $157,544 which the Company intends to apply against future borrowings. These excess repayments which were previously reported as an adjustment to current liabilities on the Balance Sheets have now been reclassified as a current asset in the amount of $157,544 and reported under “Overpayments to accounts receivable factor,” under Current Assets on the Balance Sheet. The balance due as of March 27, 2009 was $454,723.

Note 7 -	OTHER CURRENT LIABILITIES:

Other current liabilities are comprised of the following:

	Dec. 25,	March 27,
	2009	2009

Payroll and vacation accruals	$280,354	$242,188
Sales commissions	29,076	30,543
Other	38,070	5,008
	$347,500	$277,739

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 8 -	WORKERS COMPENSATION INSURANCE ASSESSMENT:

On December 15, 2008, the Company was notified by the State of New York Workers’ Compensation Board (the “Board”) that the Trade Industry Workers’ Compensation Trust for
Manufacturers (the “Trust”) had defaulted. As a member of the Trust, which is a self-insured group, the Company was assessed on an estimated basis by the Board for its allocable share necessary to discharge all liabilities of the Trust.

The estimated assessment pertains to the years 2002 through 2006. The Company was advised that there may be an additional assessment for the year 2007 and that the estimated assessments for the year 2002 through 2006 are subject to additional review and adjustment.

The total assessed amount for the years 2002 through 2006 was $101,362. The assessed amount for each year is detailed as follows:

2002	$16,826
2003	24,934
2004	31,785
2005	14,748
2006	13,069
$101,362

The Company did have the option of paying this assessment as a lump sum amount or paying off the assessment over a 60 month period. The Company has elected the deferral option, and is making monthly payments of $1,689 for 59 months, and $1,711 for the 60th and final month. The Company has recorded this assessment as a charge to Cost of Sales in the quarter ended December 25, 2009. As of December 25, 2009, the current portion of this assessment liability was $20,268 and the long-term portion was $52,375.

Note 9 -	CHANGES IN STOCKHOLDERS’ EQUITY:

Retained earnings increased by $1,024,600, which represents the net income for the nine months ended December 25, 2009.

Note 10-	2002 EMPLOYEE STOCK OPTION PLAN:

On September 21, 2001 the Company’s shareholders approved the adoption of the Company’s 2002 Employees Stock Option Plan (“2002 Plan”) to provide for the grant of options to purchase up to 750,000 shares of the Company’s common stock to all employees, including senior management.

Options granted to employees under the 2002 Plan may be designated as options which qualify for incentive stock option treatment under Section 422A of the Internal Revenue Code, or options which do not so qualify.

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 10-	2002 EMPLOYEE STOCK OPTION PLAN: (continued)

Under the 2002 Plan, the exercise price of an option designated as an Incentive Stock Option shall not be less than the fair market value of the Company’s common stock on the day the option is granted. In the event an option designated as an incentive stock option is granted to a ten percent (10%) shareholder, such exercise price shall be at least 110 percent (110%) of the fair market value of the Company’s common stock and the option must not be exercisable after the expiration of five years from the day of the grant.

Exercise prices of non-incentive stock options may be less than the fair market value of the Company’s common stock.

The aggregate fair market value of shares subject to options granted to a participant(s), which are designated as incentive stock options, and which become exercisable in any calendar year, shall not exceed $100,000. As of December 25, 2009, no options had been granted under the 2002 Plan.

Note 11 -	CASH BONUS PLAN:

In 1987, the Company adopted a cash bonus plan (“Cash Bonus Plan”) for executive officers.  Contributions to the Cash Bonus Plan are made by the Company only after pre-tax operating profits exceed $150,000 for a fiscal year, and then to the extent of 10% of the excess of the greater of $150,000 or 25% of pre-tax operating profits.  The Company accrued $117,000 for the nine months ended December 25, 2009.  For the year ended March 27, 2009, the contribution was $121,000.

Note 12 -	COMMITMENTS AND CONTINGENCIES:

The Company leases its facility under a renewed tenure lease agreement, which expires on August 23, 2011. The Company is obligated under this lease at minimum annual rentals as follows:

Fiscal year ending March:

2010	$43,554
2011	116,144
$159,698

The rental expense for the nine months ended December 25, 2009 and December 26, 2008 was $109,107 and $108,801, respectively.

The Company has a collective bargaining multi-employer pension plan (“Multi-Employer Plan”) with the United Auto Workers of America, Local 259 (“UAW”). Contributions are made by the Company in accordance with a negotiated labor contract and are based on the number of covered employees employed per month. With the passage of the Multi-Employer Pension Plan Amendment Act of 1990 (the “1990 Act”), the Company may become subject to liabilities in excess of contributions made under the collective bargaining agreement. Generally, these are

IEH CORPORATION

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Note 12 -	COMMITMENTS AND CONTINGENCIES:

contingent upon termination, withdrawal, or partial withdrawal from the Multi-Employer Plan.

The Company has not taken any action to terminate, withdraw or partially withdraw from the

Multi-Employer Plan, nor does it intend to do so in the future. Under the 1990 Act, liabilities would be based upon the Company’s proportional share of the Multi-Employer Plan’s unfunded vested benefits which is currently not available.

The amount of accumulated benefits and net assets of such Plan also is not currently available to the Company. The total contributions charged to operations under the provisions of the Multi-Employer Plan were $82,530 and $65,830 for the nine months ended December 25, 2009 and December 26, 2008, respectively.

In November 2006, three former employees of the Company filed claims with the New York State Division of Human Rights (“SDHR”) alleging national origin discrimination The SDHR acts as an investigative and adjudicative agency. With respect to its adjudicative function, the SDHR resolves complaints by conducting public hearings before administrative law judges. The SDHR does not litigate claims in court on behalf of claimants.  On December 27, 2008, the SDHR issued a determination that probable cause existed that the Company may have violated applicable law and directed that a public hearing be held before an administrative law judge with respect to each former employee’s claim. In June 2009, the three former employees recognized the inherent weakness in their cases and elected to settle their charges. On August 10, 2009, an agreement was reached between the parties whereby a compensatory amount was to be subsequently paid to each former employee in full settlement of their complaint.

IEH CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This report contains forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the Securities Act of 1933 (the “Securities Act”). Statements contained in this report which are not statements of historical facts may be considered forward-looking information with respect to plans, projections, or future performance of the Company as defined under the Private Securities litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected. The words “anticipate”, “believe”, “estimate”, “expect”, “objective”, and “think” or similar expressions used herein are intended to identify forward-looking statements. The forward-looking statements are based on the Company’s current views and assumptions and involve risks and uncertainties that include, among other things, the effects of the Company’s business, actions of competitors, changes in laws and regulations, including accounting standards, employee relations, customer demand, prices of purchased raw material and parts, domestic economic conditions, including housing starts and changes in consumer disposable income, and foreign economic conditions, including currency rate fluctuations. Some or all of the facts are beyond the Company’s control.

Except as may be required by applicable law, we do not undertake or intend to update or revise our forward-looking statements, and we assume no obligation to update any forward-looking statements contained in this report as a result of new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. You should carefully review and consider the various disclosures we make in this report and our other reports filed with the Commission that attempt to advise interested parties of the risks, uncertainties and other factors that m ay affect our business. The following discussion and analysis should be read in conjunction with the financial statements and related footnotes which provide additional information concerning the Company’s financial activities and condition.

Critical Accounting Policies

The Financial Statements have been prepared in accordance with GAAP, which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements, and revenues and expenses during the periods reported. Actual results could differ from those estimates. The Company believes the following are the critical accounting policies, which could have the most significant effect on the Company's reported results and require the most difficult, subjective or complex judgments by management.

•	Impairment of Long-Lived Assets:
The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. The Company makes estimates of its future cash flows related to assets subject to impairment review.

•	Inventory Valuation:
Raw materials and supplies are valued at the lower of first-in, first-out cost or market. Finished goods and work in process are valued at the lower of actual cost, determined on a specific identification basis, or market. The Company estimates which materials may be obsolete and which products in work in process or finished goods may be sold at less than cost, and adjusts their inventory value accordingly. Future periods could include either income or expense items if estimates change and for differences between the estimated and

IEH CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Critical Accounting Policies (continued)

actual amount realized from the sale of inventory.

•	Income Taxes:
The Company records a liability for potential tax assessments based on its estimate of the potential exposure.

Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from estimates. Income tax expense in future periods could be adjusted for the difference between actual payments and the Company's recorded liability based on its assessments and estimates.

•	Revenue Recognition:
Revenues are recognized at the shipping date of the Company's products. The Company has historically adopted the shipping terms that title merchandise passes to the customer at the shipping point (FOB Shipping Point). At this juncture, title has passed, the Company has recognized the sale, inventory has been relieved, and the customer has been invoiced. The Company does not offer any discounts, credits or other sales incentives.

The Company’s policy with respect to customer returns and allowances as well as product warranty is as follows:

The Company will accept a return of defective product within one year from shipment for repair or replacement at the Company’s option. If the product is repairable, the Company at its own cost will repair and return it to the customer. If unrepairable, the Company will either offer an allowance against payment or will reimburse the customer for the total cost of the product.

Most of the Company’s products are custom ordered by customers for a specific use. The Company provides engineering services as part of the relationship with its customers in developing the custom product. The Company is not obligated to provide such engineering service to its customers. The Company does not charge separately for these services.

•	Research & Development:
The Company provides personalized engineering services to its customers by designing connectors for specific customer applications.  The employment of electromechanical engineers is the anticipated cornerstone of the Company’s future growth.  The Company maintains a testing laboratory where its engineers experiment with new connector designs based on changes in technology and in an attempt to create innovative, more efficient connector designs.

IEH CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Results of Operations

Comparative Analysis-Nine Months Ended December 25, 2009 and December 26, 2008

The following table sets forth for the periods indicated, percentages for certain items reflected in the financial data as such items bear to the revenues of the Company:

Relationship to Total Revenues
	Dec. 25,	Dec. 26,
	2009	2008

Operating Revenues (in thousands)	$8,952	$7,932

Operating Expenses: (as a percentage of Operating Revenues)

Costs of Products Sold	65.33%	67.96%
Selling, General and Administrative	14.73%	14.44%
Interest Expense	.41%	.66%
Depreciation and amortization	1.46%	1.70%

TOTAL COSTS AND EXPENSES	81.93%	84.76%

Operating Income (loss)	18.07%	15.24%

Other Income	-	.01%

Income (loss) before Income Taxes	18.07%	15.25%

Income Taxes	(6.63%)	5.65%

Net Income (loss)	11.44%	9.60%

Operating revenues for the nine months ended December 25, 2009 amounted to $8,951,957 reflecting a 12.86% increase versus the nine months ended December 26, 2008 revenues of $7,932,098. The sharp increase in revenues can be attributed to a dramatic increase in commercial aerospace spending, new customers in the medical device manufacturing sector as well as internal production efficiencies.

Cost of products sold amounted to $5,848,266. for the nine months ended December 25, 2009, or 65.33% of operating revenues.  This reflected a $457,673 or 8.49% increase in the cost of products sold from $5,390,593 or 67.96% of operating revenues for the nine months ended December 26, 2008. The increase in cost of product sold is due primarily to costs necessary to support the increase in revenue.

IEH CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Comparative Analysis-Nine Months Ended December 25, 2009 and December 26, 2008 (continued)

Selling, general and administrative expenses were $1,318,628 or 14.73% of operating revenues for the nine months ended December 25, 2009 compared to $1,145,487 or 14.44% of operating revenues for the nine months ended December 26, 2008. This category of expenses increased by $173,141 or 15.12% from the prior year. The increase can be attributed to an increase in salaries to sales personnel, commissions and travel expenses.

Interest expense was $36,404 for the nine months ended December 25, 2009 or .41% of operating revenues.

For the fiscal nine months ended December 26, 2008, interest expense was $52,643 or .66% of operating revenues.  The decrease of $16,239 or 30.85% reflects primarily management’s commitment to apply revenues to reduce the Company’s debt.

Depreciation and amortization of $130,914 or 1.46% of operating revenues was reported for the nine months ended December 25, 2009.  This reflects a decrease of $4,126 from the comparable nine month period ended December 26, 2008 of $135,040 or 1.70% of operating revenues. The reduction in depreciation is the result of assets being written off during the nine months ended December 25, 2009.

The Company reported net income of $1,024,600 for the nine months ended December 25, 2009 representing basic earnings of $.45 per share as compared to net income of $760,881 or $.33 per share for the nine months ended December 26, 2008.  The increase in net income for the current nine month period can be attributed primarily to the increased revenue recorded during the current nine months.

IEH CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Comparative Analysis-Three Months Ended December 25, 2009 and December 26, 2008

The following table sets forth for the periods indicated, percentages for certain items reflected in the financial data as such items bear to the revenues of the Company:

Relationship to Total Revenues
	Dec. 25,	Dec. 26,
	2009	2008

Operating Revenues (in thousands)	$3,087	$2,702

Operating Expenses: (as a percentage of Operating Revenues)

Costs of Products Sold	64.07%	65.84%
Selling, General and Administrative	15.39%	14.81%
Interest Expense	.33%	.52%
Depreciation and amortization	1.38%	1.66%

TOTAL COSTS AND EXPENSES	81.17%	82.83%

Operating Income (loss)	18.83%	17.17%

Other Income	-	-

Income (loss) before Income Taxes	18.83%	17.17%

Income Taxes	(9.00%)	15.03%

Net Income (loss)	9.83%	2.14%

Operating revenues for the three months ended December 25, 2009 amounted to $3,087,233 reflecting a 14.27% increase versus the three months ended December 26, 2008 revenues of $2,701,770. The increase in revenues is due to an increase in commercial sales orders including aerospace and medical devices as well as internal production efficiencies during the current quarter.

Cost of products sold amounted to $1,978,079 for the three months ended December 25, 2009, or 64.07% of operating revenues.  This reflected a $199,236 or 11.20% increase in the cost of products sold from $1,778,843 or 65.84% of operating revenues for the three months ended December 26, 2008.  The increase in product sold is due primarily to costs necessary to support the increase in revenues during the quarter.

IEH CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Comparative Analysis-Three Months Ended December 25, 2009 and December 26, 2008 (continued)

Selling, general and administrative expenses were $475,092 or 64.07% of operating revenues for the three months ended December 25, 2009 compared to $400,193 or 14.81% of operating revenues for the three months ended December 26, 2008. This category of expenses increased by $74,899 or 18.72% from the prior year. The increase can be attributed to an increase in salaries to sales personnel, commissions and travel.

Interest expense was $10,229 for the three months ended December 25, 2009 or 15.39% of operating revenues.  For the fiscal three months ended December 26, 2008, interest expense was $14,157 or .52% of operating revenues.  The decrease of $3,928 or 27.75% reflects primarily management’s commitment to apply revenues to reduce the Company’s debt.
Depreciation and amortization of $42,600 or 1.38% of operating revenues was reported for the three months ended December 25, 2009.  This reflects a decrease of $2,280 or 5.08% from the prior three months ended December 26, 2008 of $44,880 or 1.66% of operating revenues.

The Company reported net income of $303,566 for the three months ended December 25, 2009 representing basic earnings of $.13 per share as compared to a net income of $57,967 or $.03 per share for the three months ended December 26, 2008.  The increase in net income for the current three month period can be attributed primarily to the increased revenue recorded during the current quarter.

Liquidity and Capital Resources

The Company reported working capital of $3,689,901 as of December 25, 2009 compared to a working capital of $2,715,072 as of March 27, 2009. The increase in working capital of $974,829 was attributable to the following items:

Net income	$1,024,600
Depreciation and amortization	130,914
Capital expenditures	(165,430)
Other transactions	(15,255)

As a result of the above, the current ratio (current assets to current liabilities) was 3.53 to 1 at December 25, 2009 as compared to 2.74 to 1 at March 27, 2009. Current assets at December 25, 2009 were $5,145,555 compared to $4,274,044 at March 27, 2009. Current liabilities at December 25, 2009 were $1,455,654 compared to $1,558,972 at March 27, 2009.

The Company reported $165,430 in capital expenditures for the nine months ended December 25, 2009 and recorded depreciation of $130,914 for the same nine month period.

The net income of $1,024,600 for the nine months ended December 25, 2009 resulted in an increase in stockholders’ equity to $4,880,488 as compared to stockholders’ equity of $3,855,888 at March 27, 2009.

The Company has an accounts receivable financing agreement with a factor, which bears interest at 2 ½ % above prime. However, the agreement does stipulate that the minimum interest rate is 12% per annum. At December 25, 2009 the amount outstanding with the factor was $0 as compared to $454,723 at March 27, 2009. The loan is secured by the Company’s accounts receivables and inventories. As of December 25, 2009, excess repayments by the Company resulted in an overpayment of $157,544 which the Company intends to apply against future borrowings.

IEH CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Liquidity and Capital Resources (continued)

These excess repayments which were previously reported as an adjustment to current liabilities on the Balance Sheet have now been reclassified as a current asset in the amount of $157,544 and reported under “Overpayments to accounts receivable factor” under Current Assets on the Balance Sheet. The factor provides discounted funds based upon the Company’s accounts receivables, these funds provide the primary source of working capital for operations.

In the past two fiscal years, management has been reviewing its collection practices and policies for outstanding receivables and has revised its collection procedures to a more aggressive collection policy. As a consequence of this new policy the Company’s experience is that its customers have been remitting payments on a more consistent and timely basis. The Company reviews the collectability of all accounts receivable on a monthly basis. The reserve is less than 2% of average gross accounts receivable and is considered to be conservatively adequate.

The Company has the Multi-Employer Plan with the UAW. Contributions are made by the Company in accordance with a negotiated labor contract and are based on the number of covered employees employed per month. With the passage of the 1990 Act, the Company may become subject to liabilities in excess of contributions made under the collective bargaining agreement. Generally, these are contingent upon termination, withdrawal, or partial withdrawal from the Multi-Employer Plan. The Company has not taken any action to terminate, withdraw or partially withdraw from the Multi-Employer Plan, nor does it intend to do so in the future. Under the 1990 Act, liabilities would be based upon the Company’s proportional share of the Multi-Employer Plan’s unfunded vested benefits which is currently not available. The amount of accumulated benefits and net assets of such Plan also is not currently available to the Company. The total contributions charged to operations under the provisions of the Multi-Employer Plan were $85,230 and $65,830 for the nine months ended December 25, 2009 and December 26, 2008, respectively.

On December 21, 2001 the Company’s shareholders approved the adoption of the 2002 Plan to provide for the grant of options to purchase up to 750,000 shares of the Company’s common stock to all employees, including senior management. No options have been granted under the Employee Option Plan to date.

Options granted to employees under the 2002 Plan may be designated as options which qualify for incentive stock option treatment under Section 422A of the Internal Revenue Code, or option which do not so qualify.

Under the 2002 Plan, the exercise price of an option designated as an Incentive Stock Option shall not be less than the fair market value of the Company’s common stock on the day the option is granted. In the event an option designated as an incentive stock option is granted to a ten percent (10%) share holder, such exercise price shall be at least 110 Percent (110%) of the fair market value or the Company’s common stock and the option must not be exercisable after the expiration of five years from the day of the grant. Exercise prices of non-incentive stock options may be less than the fair market value of the Company’s common stock. The aggregate fair market value of shares subject to options granted to its participants, which are designated as incentive stock options, and which become exercisable in any calendar year, shall not exceed $100,000. As of December 25, 2009, no options had been granted under the 2002 Plan.

In 1987, the Company adopted the Cash Bonus Plan for executive officers.  Contributions to the Cash Bonus Plan are made by the Company only after pre-tax operating profits exceed $150,000 for a fiscal year, and then to the extent of 10% of the excess of the greater of $150,000 or 25% of pre-tax operating profits.

IEH CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Liquidity and Capital Resources (continued)

The Company accrued $117,000 in contributions to this Plan for the nine months ended December 25, 2009.  For the year ended March 27, 2009, the contribution was $121,000.

PART II - OTHER INFORMATION

ITEM 6.	EXHIBITS.

(a) Exhibits

Exhibit 31.1	Certification Pursuant to Section 302 of the Sarbanes Oxley Act

Exhibit 31.2	Certification Pursuant to Section 302 of the Sarbanes Oxley Act

Exhibit 32.1	Certification Pursuant to Section 906 of the Sarbanes Oxley Act

Exhibit 32.2	Certification Pursuant to Section 906 of the Sarbanes Oxley Act

(b) Reports on Form 8-K during Quarter

None

SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant has duly caused this Report on Form 10-Q to be signed on its behalf by the undersigned, thereunto duly authorized.

IEH CORPORATION
(Registrant)

May 6, 2010	/s/ Michael Offerman
Michael Offerman
President (Principal Executive Officer)

May 6, 2010	/s/ Robert Knoth
Robert Knoth
Chief Financial Officer/Controller (Principal Accounting Officer)

Exhibit 31.1

CERTIFICATION

I, Michael Offerman, certify that:

1.         I have reviewed this report on Amendment No. 1 to Form 10-Q for the quarter ended December 25, 2009 of IEH Corporation.

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.         The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)      Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

d)      Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.         The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions);

a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)       Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 6, 2010
/s/ Michael Offerman
Michael Offerman
President (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Robert Knoth, certify that:

1.         I have reviewed this report on Amendment No. 1 to Form 10-Q for the quarter ended December 25, 2009 of IEH Corporation.

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.         The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)      Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)      Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)       Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

d)      Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.         The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions);

a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)       Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 6, 2010
/s/ Robert Knoth
Robert Knoth
Chief Financial Officer, Controller (Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2004

In connection with this Amendment No. 1 to the Quarterly Report of IEH Corporation (the “Company”) on Form 10-Q for the quarter ending December 25, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael Offerman, President of the Company, respectfully certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2004, that:

The Report fully complies with the requirements of the Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Michael Offerman
Michael Offerman
President (Principal Executive Officer)

Date: May 6, 2010

This Certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed “filed” by the Company for purposes of Section 18 of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Report, irrespective of any general incorporation language contained in such filing. A signed original of this written statement required by Section 906 has been provided to the Company  and will be retained by the Company. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF
THE SARBANES-OXLEY ACT OF 2004

In connection with this Amendment No. 1 to Quarterly Report of IEH Corporation (the “Company”) on Form 10-Q for the quarter ending December 25, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert Knoth, Chief Financial Officer of the Company, respectfully certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2004, that:

The Report fully complies with the requirements of the Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Robert Knoth
Robert Knoth
Chief Financial Officer, Controller (Principal Accounting Officer)

Date: May 6, 2010

This Certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed “filed” by the Company for purposes of Section 18 of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Report, irrespective of any general incorporation language contained in such filing. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.